Mail Stop 4561

December 4, 2009

Marc H. Bell, Chief Executive Officer
FriendFinder Networks Inc.
6800 Broken Sound Parkway
Boca Raton, FL 33487

>   **Re: FriendFinder Networks Inc.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed November 19, 2009**
>   **File No. 333-156414**

Dear Mr. Bell:

We have reviewed the above-captioned filing and your response letter, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated November 13, 2009.

General

1.   We note that there continue to be a number of blank spaces in your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. As previously noted in comment 2 of our letter dated January 21, 2009, we will need sufficient time to process your amendment once you include a price range and provide the omitted material information. Please understand that we may raise additional issues as a result of the impact of the price range on other disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

Internet Segment Historical Operating Data, page 62

2.   Please revise the disclosure following the table on pages 62-63 to explain how you define and calculate "new subscribers." This discussion should address, but should not be limited to, whether this number includes prior subscribers renewing lapsed subscriptions, and the possibility of duplicate entries.

Liquidity and Capital Resources, page 81

3.   You state that you believe you have sufficient resources to meet anticipated cash needs for the "foreseeable future." Please revise to clarify whether your current cash resources will be sufficient to fund your short-term cash requirements, where short-

term is defined as a period of twelve months or less. To the extent that you are able to make such assertions, then please explain further how you concluded that your current cash, cash provided by operations and proceeds of this offering will be sufficient to meet your cash requirements for the next twelve months. In this regard, we note your disclosures that you do not expect the proceeds of this offering to be sufficient to repay the 2005 Notes or the 2006 Notes, which are both due by July 31, 2010. Alternatively, if you have identified a material deficiency in your short or long-term liquidity, then revise to disclose the deficiency along with a discussion regarding your proposed remedy, the fact that you have not decided on a remedy or a statement that you are currently unable to address the deficiency. We refer you to FRC 501.03(a) and Section IV of Release No. 33-8350.

4.   Revise to disclose the aggregate amount of your First Lien Senior Secured Notes and Second Line Subordinated Secured Notes to be repaid from the proceeds of this offering, which includes the redemption premiums payable to the First Lien note holders and any accrued interest currently due to the First and Second Lien note holders.

Notes to Consolidated Financial Statements

Note K – Stockholders' Equity, page F-26

5.   We note your response to prior comment 14, where you indicate that the commitment dates for Messrs. Bell and Staton were the dates on which the company received the funds. Pursuant to Issue 4 of EITF 00-27, a commitment date can only be reached when both parties are legally bound to the terms of an agreement. Considering all the terms of the Securities Purchase Agreement were not met at the time such funds were received (for example, but not limited to, Sections 2.1, 5.1 and 6.3) from Messrs. Bell and Staton, it appears that both parties were not committed until the funds were received and the shares were issued. Accordingly, we believe the commitment date for purposes of calculating the beneficial conversion feature should be December 6, 2007. Therefore, please revise your financial statements accordingly to record the deemed dividend for the Series B Preferred shares issued to these related parties.

6.   Additionally, please tell us the date the company received the Empire Valuation Study to confirm the per share purchase price should remain at $0.029603. Also, please confirm the dates you received the signed amendments to the Securities Purchase Agreement and Escrow Agreement from each of the unrelated parties to your Series B Preferred financing that were filed as Exhibits 10.21, 10.22, and 10.23 in Amendment No. 4.

Exhibit Index, page II-8

7.   We note your response to prior comment 17. It appears that in filing Exhibit 10.24, you may have omitted certain related documents, such as the document containing the

accounting for New Equity Purchasers referenced in Schedule 1.a. Please make sure that for each material contract filed as an exhibit, you have included all related schedules and attachments.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428 or me, at (202) 551-3462. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (212) 872-1002
        Bruce S. Mendelsohn, Esq.
        Alice Hsu, Esq.
        Akin Gump Strauss Hauer & Feld LLP